

December 7, 2012

Via E-mail
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

> **Re:** **Privileged World Travel Club, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 29, 2012**
> **File No. 333-183743**

Dear Mr. Lykiardopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated November 16, 2012. Please explain whether Triton Distribution Systems, Inc. would be considered your parent company under Rule 405 of the Securities Act and, if you do not believe so, tell us why.

2.   We note your responses to comments 2 and 7 from our letter dated November 16, 2012. Please tell us the material terms of the notes that had been held by the Triton Creditor Selling Stockholders, including when these notes were due and whether they were in default at the time the Triton Creditor Selling Stockholders exchanged the notes for shares of Privileged.

3.   We note your response to comment 4 from our letter dated November 16, 2012 and note the disclosures throughout the prospectus that suggest that you are still a shell company. For instance, the cover page states that you have "no operations," the first risk factor on

page 10 states that you have not yet begun operations, and the first paragraph on page 39 refers to "[w]hen we commence operations," among other instances. Revise the prospectus to consistently disclose the current status of Privileged.

4.   We note your response to comment 4 from our letter dated November 16, 2012. Please revise to state you believe you were no longer a shell as of October 11, 2012 and the basis for that belief.

Prospective Member List Purchase Agreement, page 25

5.   We note your response to comment 9 from our letter dated November 16, 2012. Please describe with greater specificity, here and in the Management's Discussion and Analysis section, the terms of the note receivable for $30,700.

Travel Services Agreement, page 26

6.   We note your response to comment 10 from our letter dated November 16, 2012. Please revise your description in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 46 to clearly describe how you will generate revenue directly from the agreement with CIGT. For example, you should clarify in this section that CIGT will pay a fee to you for all booked travel once the website is operational. Additionally, you should clarify if the "Covered Travelers" will be required to purchase a membership and pay the fees as described on pages 29-31 and if you will generate any other revenue directly from this agreement. Further explain to what degree you expect each of these revenue sources to contribute to total revenue in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

7.   We note your response to comment 12 from our letter dated November 16, 2012 and that you included some revised disclosures in your risk factors on page 14. Please revise your disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations to clearly describe how Privileged will generate revenue, as you did in response to comment six, explaining the three principal sources of expected revenue.

Statements of Stockholders' Equity for the period from May 18, 2012 to September 30, 2012

8.   We note from the disclosures on page 4, that you entered into the List Purchase Agreement with Triton on October 10, 2012. In this regard, please tell us why the loss on extinguishment was recorded as of September 30, 2012.

Exhibit 5.1 Opinion re: Legality

9.   We have the following comments on counsel's legality opinion:

- The first paragraph of counsel's opinion references the 910,056 shares of common stock "to be issued and sold by selling stockholders." However, these shares should have already been issued. Please remove "to be issued" or advise us as to the status of the shares.
- Counsel's assumptions in paragraphs (a), (b), and (c) in the third paragraph are not appropriate because they concern determinations counsel must make to conclude that the shares being registered for resale are legally issued, fully paid, and non-assessable. Please have counsel remove these assumptions.
- Please have counsel revise its opinion in the fifth paragraph to clearly state the shares being registered for resale are currently legally issued, fully paid, and non-assessable.

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, at 202-551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        C. Parkinson Lloyd, Esq.
        Durham Jones & Pinegar, P.C.